THE CUTLER TRUST

August 27, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Cutler Trust (the “Trust”), on behalf of its series portfolio, the Cutler Equity Fund
(the “Fund”)
File No. 333-182898
Response to Comments on Pre-Effective Amendment No. 1 on Form N-14

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments recently provided by Mr. Edward Bartz of the staff of the Securities and Exchange Commission (the “Commission”) in connection with Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14, which was filed with the Commission on August 16, 2012.  This registration statement was filed in anticipation of a Special Meeting of Shareholders of the Elite Growth & Income Fund, a series of The Elite Group, to be held on September 27, 2012.  At this Special Meeting, the shareholders of the Elite Growth & Income Fund will be asked to approve an Agreement and Plan of Reorganization (the “Agreement”) that provides for the reorganization of the Elite Growth & Income Fund into the Cutler Equity Fund (together with the Elite Growth & Income Fund, each a “Fund”), a series of The Cutler Trust (the “Reorganization”).  Set forth below are the comments provided by the Commission staff and the Trust’s responses to each:

1.
Comment:  Please confirm that, for a period of three years after the Reorganization, at least 75% of the members of the Board of Trustees of The Cutler Trust will not be “interested persons,” as defined by the Investment Company Act of 1940 (the “1940 Act”), of the investment adviser of The Cutler Trust or of The Elite Group, in accordance with Section 15f of the 1940 Act.

Response:  At the time of the Reorganization and for a period of three years after, at least 75% of the members of the Board of Trustees of The Cutler Trust will not be “interested persons,” as defined by the 1940 Act, of the investment adviser of The Cutler Trust or of The Elite Group, in accordance with Section 15f of the 1940 Act.

2.	Comment: Please confirm that the Cutler Equity Fund will be the accounting survivor of the Reorganization.

Response: The Cutler Equity Fund will be the accounting survivor of the Reorganization.

3.
Comment:  Revise the disclosure in the section “General Information” to reflect that a copy of the Prospectus of the Cutler Equity Fund dated November 1, 2011 will accompany the mailing of the Prospectus/Proxy Statement.

Response: The disclosure has been so revised.

4.	Comment: Please confirm that the Form N-CSR of The Cutler Trust for the fiscal year ended June 30, 2012 will be filed prior to the effective date of the Trust’s registration statement on Form N-14.

Response: The Form N-CSR of The Cutler Trust for the fiscal year ended June 30, 2012 was filed on August 24, 2012.

5.
Comment:  If the Elite Growth & Income Fund has significant capital loss carryforwards, in the section “U.S. Federal Income Tax Considerations” disclose the amounts and expiration dates of such loss carryforwards and that the use of such losses may be limited due to the Reorganization.

Response:  As of September 30, 2011, the end of its most recently audited fiscal year, the Elite Growth & Income Fund had a capital loss carryforward of $4,635,458, that expires in 2018.  The ability of the Cutler Equity Fund to carry forward the capital losses of the Elite Growth & Income Fund after the Closing Date and use such losses to offset future gains may be limited as a direct result of the Reorganization.

6.	Comment: Revise the disclosure to include an estimate of the total costs of the Reorganization.

Response:  The disclosure has been revised to include the following:

“Cutler and MCM have agreed to share all reasonable out of pocket costs and expenses in connection with the Reorganization, which are estimated to be approximately $80,000.”

7.
Comment:  Revise the Notes to Combining Pro Forma Financial Statements of Cutler Equity Fund and The Elite Growth & Income Fund to state that all of the portfolio securities held by the Elite Growth & Income that are to be acquired by the Cutler Equity Fund comply with the investment policies and restrictions of the Cutler Equity Fund.  If that is not the case, identify which securities do not comply and estimate the costs of selling such securities out of the Cutler Equity Fund’s portfolio.

Response:  The Notes to Combining Pro Forma Financial Statements of Cutler Equity Fund and The Elite Growth & Income Fund have been revised to state “As a condition of closing the Reorganization, all of the portfolio securities held by the Elite Growth & Income that are to be acquired by the Cutler Equity Fund will comply with the investment policies and restrictions of the Cutler Equity Fund.”

8.
Comment:  In the Cutler Equity Fund/The Elite Growth & Income Fund Pro Forma Combined Schedule of Investments, change the heading of the column “Pro Forma Combined/Market Value” to “Cutler Equity Fund Pro Forma Combined/Market Value.”

Response: The heading has been so changed.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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